==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,        April                                   2006
                         -----------------------------------    --------------
Commission File Number   000-29898
                         -----------------------------------    --------------

                           Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

             295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

              Form 20-F               Form 40-F    X
                         ---------               -------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No   X
                       ---------                ---------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________



===============================================================================

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document

  1 News Release dated April 6, 2006 ("Research In Motion Reports Fourth Quarter and Year-End Results for Fiscal 2006")


This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and
(ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).

                                                                     DOCUMENT 1

[RIM GRAPHIC OMITTED]

                                                                NEWS RELEASE


                                                                 April 6, 2006

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS FOURTH QUARTER AND YEAR-END RESULTS FOR FISCAL 2006

Waterloo, Ontario - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported results for the three months and fiscal year ended March 4, 2006 (all figures in U.S. dollars and U.S. GAAP).

Revenue for the fourth quarter of fiscal 2006 was $561.2 million, up 39% from $404.8 million in the same quarter of last year. The revenue breakdown for the quarter was approximately 70% for handhelds, 21% for service, 5% for software and 4% for other revenue. Revenue for the fiscal year ended March 4, 2006 was $2.07 billion, up 53% from $1.35 billion last year. Total handheld devices shipped in the quarter were approximately 1.1 million, for a total of approximately 4.0 million handheld devices shipped during fiscal 2006.

RIM has updated its accounting for the patent litigation following the settlement announced on March 3, 2006. At the end of RIM's fiscal third quarter, RIM had an accrued liability of $450 million relating to the patent litigation. The $162.5 million difference between the amount previously accrued and the full and final settlement amount of $612.5 million, was expensed and recorded in operating results in the quarter ended March 4, 2006.

"We recently passed the $2 billion annual revenue and 5 millionth subscriber milestones and we have begun the new fiscal year with over 150 carrier partners around the world," said Jim Balsillie, Chairman and Co-CEO at RIM. "Our strong market position together with our continuing technology leadership and our unique ability to provide customers and partners with a comprehensive wireless solution presents great opportunity for RIM in the new fiscal year."

GAAP net income for the quarter was $18.4 million, or $0.10 per share diluted, as compared with a net loss of $2.6 million or $(0.01) per share diluted, in the same quarter last year. Adjusted EPS, excluding the settlement and litigation related charges and the related tax impact, was $0.65 per share diluted. A reconciliation of adjusted EPS to GAAP EPS is provided in the table below. Adjusted earnings per share do not have any standardized meaning prescribed by GAAP and may not be comparable to similar metrics presented by other companies.

RIM added approximately 625,000 new subscriber accounts during the quarter and at the end of the quarter, the total BlackBerry subscriber account base was approximately 4.9 million. The number of subscriber accounts is a non-financial metric and does not have any standardized meaning prescribed by GAAP and is unlikely to be comparable to similar metrics reported by other companies. It is intended to illustrate the growth in RIM's subscriber account base and should not be relied upon as an indicator of RIM's financial performance.

"We have seen a recovery in subscriber additions and business momentum since RIM settled the patent litigation," said Dennis Kavelman, Chief Financial Officer at RIM. "We have been very encouraged by the increasingly positive indications from customers and partners over the past several weeks, but we also believe it is important to remain prudent in our outlook as we continue to monitor and foster the post-settlement momentum throughout Q1 and Q2."

Revenue for the first quarter of fiscal 2007 ending June 3, 2006 is expected to be in the range of $580-$610 million. Subscriber account additions in the first quarter are expected to be approximately 675,000. GAAP earnings per share for the first quarter are expected to be in the range of 60-65 cents per share diluted. Adjusted earnings per share for the first quarter, which excludes stock option expense of approximately $4.5 million, are forecast to be in the range of 62-67 cents per share diluted.

The total of cash, cash equivalents, short-term and long-term investments was $1.25 billion as at March 4, 2006, compared to $1.6 billion at the end of the previous quarter, a decrease of $356 million over the prior quarter. This decrease reflects the additional funding in the quarter of approximately $414 million required to settle the patent litigation.


Reconciliation of GAAP net income as reported to adjusted net income (United States dollars, in thousands except per share data)

                                                                  For the three
                                                                   months ended
                                                                  March 4, 2006
-------------------------------------------------------------------------------

GAAP net income, as reported                                        $    18,354

Adjustments:

       Settlement and Litigation provision         $   162,500
       Less: Notional tax recovery at 34.6%            (56,300)         106,200
                                                  -------------
                                                                    -----------
Adjusted net income                                                 $   124,554
                                                                    ===========

Adjusted net income per share, diluted                              $      0.65
                                                                    ===========

Note: the adjusted net income and adjusted net income per share do not have any standardized meaning prescribed by GAAP and thus are not comparable to similar measures presented by other issuers. Investors are encouraged to consider this adjusted measure in the context of RIM's GAAP results.


Fourth Quarter Highlights

     o    U.S. Cellular launched BlackBerry in the U.S.
     o    TELUS announced availability of the BlackBerry 7130e(TM) in Canada.
     o    Cable & Wireless announced availability of BlackBerry in Panama.
     o    Movilnet announced plans to introduce BlackBerry in Venezuela.
     o    PERSONAL announced plans to launch BlackBerry in Argentina.
     o Telefonica Moviles announced plans to launch BlackBerry in 13 Latin American countries.
     o    TSTT launched BlackBerry in Trinidad and Tobago.

     o    COSMOTE launched BlackBerry in Greece.
     o    Bouygues Telecom launched the BlackBerry 8700g in France.
     o    Orange launched the BlackBerry 8700f(TM) in France and in the U.K.
     o    T-Mobile launched the BlackBerry 8700g in the U.K. and Germany.
     o    O2 launched the BlackBerry 8700g in the U.K and Germany.
     o    E-Plus launched the BlackBerry 8700g in Germany.
     o    Telefonica Moviles launched the BlackBerry 8700g(TM) in Spain.
     o    Vodafone launched the BlackBerry 8700v in Italy and Spain.
     o    TIM launched the BlackBerry 8700g in Italy.
     o    mobilkom austria launched the BlackBerry 8700v(TM) in Austria.
     o    Dialog Telekom launched BlackBerry in Sri Lanka.
     o    Telstra launched the BlackBerry 7130e in Australia.
     o    Vodafone launched the BlackBerry 8700v in Australia.
     o    Optus launched the BlackBerry 8700g in Australia.
     o    StarHub launched the BlackBerry 8700g in Singapore.
     o    SingTel launched the BlackBerry 8700g in Singapore.
     o    M1 launched the BlackBerry 8700v in Singapore.
     o    CSL launched the BlackBerry 8700g in Hong Kong.
     o    SmarTone-Vodafone launched the BlackBerry 8700v in Hong Kong.
     o    3 Hong Kong launched the BlackBerry 8700g
     o RIM announced BlackBerry Connect for the Sony Ericsson P990 and M600 phones.
     o Proximus launched BlackBerry Connect on the Nokia 9500 Communicator and Nokia 9300 in Belgium.
     o Telstra launched BlackBerry Connect on the Nokia 9300 smartphone in Australia.
     o RIM announced support for Google Talk(TM) and Google Local on the BlackBerry wireless platform.
     o BlackBerry ISV Alliance members continued to build upon the BlackBerry platform with a range of new products and services that help customers extend their wireless data strategies beyond wireless email.

Highlights Subsequent to Quarter End:

     o    RIM surpassed the 5 million subscriber milestone.
     o    RIM acquired Ascendent Systems.
     o    Yahoo! and RIM announced an expanded global relationship.
     o RIM launched BlackBerry Enterprise Server v4.1 and BlackBerry Enterprise Server - Small Business Edition v4.1 for Microsoft Exchange, IBM Lotus Domino and Novell GroupWise.
     o RIM announced support for Cisco Unified CallManager 5.0 with the BlackBerry WLAN solution.
     o    Alltel launched the BlackBerry 7130e in the U.S.
     o    Dobson Cellular Systems launched the BlackBerry 8700g in the U.S.
     o    Cbeyond launched BlackBerry in the U.S.
     o    KPN launched the BlackBerry 8700g in the Netherlands.
     o    Mobistar launched the 8700f in Belgium.
     o    Airtel launched the BlackBerry 8700g in India.
     o    AIS launched the BlackBerry 8700g in Thailand.
     o    Maxis launched the BlackBerry 8700g in Malaysia.
     o    Entel PCS launched the BlackBerry 8700g in Chile.
     o    SouthernLINC announced plans to introduce BlackBerry in the United
          States.

The replay of the company's Q4 conference call can be accessed after 7 p.m. (eastern), April 6, 2006 until midnight (eastern), April 20, 2006. It can be accessed by dialing 416-640-1917 and entering passcode 21117895#. The conference will also appear on the RIM web site, live at 5:00 pm (eastern) and archived at http://www.rim.com/investors/events/index.shtml until midnight April 20, 2006.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:                                     Investor Contact:
Courtney Flaherty                                  RIM Investor Relations
Brodeur for RIM                                    519.888.7465
212.771.3637                                       investor_relations@rim.com
cflaherty@brodeur.com

                                      ###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's revenue and earnings expectations for the first quarter of fiscal 2007, RIM's views regarding anticipated growth in subscribers, plans relating to RIM, including plans for new product launches, and its expectations regarding its carrier partners. The terms and phrases, "presents great opportunity","momentum","guidance","expected", "plans", and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop and introduce new products; RIM's reliance on carrier partners, third-party network developers and suppliers; and intense competition. These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov) and RIM's other public filings with the Securities and Exchange Commission and Canadian securities regulators. These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.


                                                  Research In Motion Limited
                                            Incorporated under the Laws of Ontario
                                 (United States dollars, in thousands except per share data)


Consolidated Statements of Operations

                                                      For the three months ended                   For the year ended
                                             ---------------------------------------------------------------------------------
                                                 March 4,     November 26,     February 26,     March 4,      February 26,
                                                     2006             2005             2005         2006             2005
------------------------------------------------------------------------------------------------------------------------------

Revenue                                        $  561,219      $   560,596       $  404,802      $ 2,065,845      $ 1,350,447
Cost of sales                                     252,566          247,851          174,878          925,215          635,914
                                             ---------------------------------------------------------------------------------
Gross margin                                      308,653          312,745          229,924        1,140,630          714,533
                                             ---------------------------------------------------------------------------------

     Gross margin %                                 55.0%            55.8%            56.8%            55.2%            52.9%

Expenses
 Research and development                          43,851           41,567           29,076          157,629          101,180
 Selling, marketing and
   adminstration                                   92,321           83,965           56,595          311,420          190,730
 Amortization                                      15,322           12,797            9,114           49,951           35,941
 Litigation                                       162,500           26,176          294,194          201,791          352,628
                                             ---------------------------------------------------------------------------------
                                                  313,994          164,505          388,979          720,791          680,479
                                             ---------------------------------------------------------------------------------

Income (loss) from operations                      (5,341)         148,240         (159,055)         419,839           34,054

Investment income                                  19,219           17,483           11,926           66,218           37,107
                                             ---------------------------------------------------------------------------------
Income (loss) before income taxes                  13,878          165,723         (147,129)         486,057           71,161
                                             ---------------------------------------------------------------------------------

Provision for (recovery of) income taxes
 Current                                          (70,725)          75,929             (905)           14,515           1,425
 Deferred                                          66,249          (30,355)        (143,651)           89,464        (143,651)
                                             ---------------------------------------------------------------------------------
                                                   (4,476)          45,574         (144,556)          103,979        (142,226)
                                             ---------------------------------------------------------------------------------
Net income (loss)                              $   18,354      $   120,149       $   (2,573)       $  382,078     $   213,387
                                             =================================================================================

Earnings (loss) per share
     Basic                                     $     0.10      $      0.63       $    (0.01)       $    2.02      $      1.14
                                             =================================================================================
     Diluted                                   $     0.10      $      0.61       $    (0.01)       $    1.96      $      1.09
                                             =================================================================================

Weighted average number of
common shares outstanding (000's)
     Basic                                        185,558          189,341          189,184          188,914          187,653
     Diluted                                      191,509          196,339          189,184          194,942          196,439



                                     Research In Motion Limited
                               Incorporated under the Laws of Ontario
                                (United States dollars, in thousands)

Consolidated Balance Sheets

                                                                       March 4,        February 26,
As at                                                                      2006                2005
------------------------------------------------------------------------------------------------------

Assets
 Current
   Cash and cash equivalents                                         $    459,540       $     610,354
   Short-term investments                                                 175,553             315,495
   Trade receivables                                                      315,278             227,750
   Other receivables                                                       31,861              13,125
   Inventory                                                              134,523              92,489
   Restricted cash                                                              -             111,978
   Other current assets                                                    45,035              22,857
   Deferred income tax asset                                               94,789             150,200
                                                                   -----------------------------------
                                                                        1,256,579           1,544,248

Investments                                                               614,309             753,868
Capital assets                                                            326,313             210,112
Intangible assets                                                          85,929              83,740
Goodwill                                                                   29,026              29,026
                                                                   -----------------------------------
                                                                     $  2,312,156       $   2,620,994
                                                                   ===================================

Liabilities
 Current
   Accounts payable                                                  $     94,954       $      68,464
   Accrued liabilities                                                    144,912              87,133
   Accrued litigation and related expenses                                      -             455,610
   Income taxes payable                                                    17,584               3,149
   Deferred revenue                                                        20,968              16,235
   Current portion of long-term debt                                          262                 223
                                                                   -----------------------------------
                                                                          278,680             630,814

Long-term debt                                                              6,851               6,504
Deferred income tax liability                                              27,858                   -
                                                                   -----------------------------------
                                                                          313,389             637,318
                                                                   -----------------------------------

Shareholders' Equity
 Capital stock                                                          1,852,713           1,892,266
 Retained earnings                                                        148,028              94,181
 Accumulated other comprehensive income (loss)                             (1,974)             (2,771)
                                                                   -----------------------------------
                                                                        1,998,767           1,983,676
                                                                   -----------------------------------
                                                                     $  2,312,156       $   2,620,994
                                                                   ===================================



                                     Research In Motion Limited
                               Incorporated under the Laws of Ontario
                                (United States dollars, in thousands)

Consolidated Statements of Cash Flows


                                                                          For the three
                                                                          months ended          For the year ended
                                                                         March 4, 2006            March 4, 2006
--------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
Net income                                                                  $       18,354      $       382,078

Items not requiring an outlay of cash:
  Amortization                                                                      25,216               85,873
  Deferred income taxes                                                             61,835               77,938
  Issuance of restricted share units                                                   118                  159
  Gain on disposal of capital assets                                                  (129)                (147)
  Loss on foreign currency translation of long-term debt                               534                  597
  Unrealized foreign exchange loss                                                      57                   57
Net changes in working capital items                                              (413,577)            (396,464)
                                                                      ------------------------------------------
                                                                                  (307,592)             150,091
                                                                      ------------------------------------------
Cash flows from financing activities
Issuance of share capital                                                            7,779               23,269
Common shares repurchased pursuant to Common Share                                       -             (391,212)
  Repurchase Program
Repayment of long-term debt                                                            (61)                (229)
                                                                      ------------------------------------------
                                                                                     7,718             (368,172)
                                                                      ------------------------------------------
Cash flows from investing activities
Acquisition of investments                                                         (11,407)            (103,179)
Proceeds on sale or maturity of investments                                         24,982               61,495
Acquisition of capital assets                                                      (48,141)            (178,732)
Acquisition of intangible assets                                                    (6,360)             (23,702)
Business acquisition                                                                     -               (3,795)
Acquisition of short-term investments                                              (15,093)            (199,194)
Proceeds on sale or maturity of short-term investments                              82,379              514,431
                                                                      ------------------------------------------
                                                                                    26,360               67,324
                                                                      ------------------------------------------
Effect of foreign exchange on cash and cash equivalents                                (57)                 (57)
                                                                      ------------------------------------------
Net decrease in cash and cash equivalents for the period                          (273,571)            (150,814)

Cash and cash  equivalents, beginning of period                                    733,111              610,354
                                                                      ------------------------------------------
Cash and cash  equivalents, end of period                                   $      459,540      $       459,540
                                                                      ==========================================


As at                                                                      March 4, 2006        November 26, 2005
------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                                   $      459,540      $       733,111
Short-term investments                                                             175,553              181,537
Investments                                                                        614,309              690,949
                                                                      ------------------------------------------
                                                                            $    1,249,402      $     1,605,597
                                                                      ==========================================


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               RESEARCH IN MOTION LIMITED
                                        ---------------------------------------
                                                        (Registrant)

Date:   April 7, 2006                   By: /S/ BRIAN BIDULKA
        -------------------                 -----------------------------------
                                            Name:   Brian Bidulka
                                            Title:  Vice President, Corporate
                                                    Controller